SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution for the Acquisition of Treasury Shares

On March 13, 2024, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) resolved to acquire 9,357,960 shares of its common stock. The details of the resolution are as follows:

1. Number of shares to be acquired (shares)	Common stock	9,357,960
	Different classes of stocks	—
2. Estimated acquisition amount (KRW)	Common stock	136,626,216,000
	Different classes of stocks	—
3. Scheduled acquisition period	Start date	2024-03-14
	End date	2024-03-14
4. Purpose of acquisition		Enhancement of shareholder value through the acquisition and cancellation of treasury shares
5. Acquisition method		Off-hours block trading
6. Brokerage company appointed for the share acquisition		Samsung Securities Co., Ltd.
7. Number of treasury shares owned prior to the share acquisition (common stock)		53,945
8. Date of board resolution (decision date)		2024-03-13
- Attendance of independent directors	Present (No.)	6
	Absent (No.)	0

Other Considerations :

•

The “1. Number of shares to be acquired” above corresponds to a total of 9,357,960 shares (1.24% ownership) of Woori Financial Group owned by the Korea Deposit Insurance Corporation. Woori Financial Group is scheduled to acquire these shares through off-hours block trading on March 14, 2024.

•

The “2. Estimated acquisition amount” above was calculated using the closing price of KRW 14,600 (the actual transaction price) on the date of the resolution of the board of directors (March 13, 2024).

Limitation on the acquisition amount of treasury shares:

(Unit: millions of KRW)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code(1)	5,048,937
2. Amount of treasury shares acquired since the end of the previous fiscal year	100,601
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year(2)	833,168
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	292,698
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	3,822,470

Notes:

(1)	As of December 31, 2022
(2)	Including regulatory reserves for credit loss

Related Disclosure

•	Form 6-K on February 6, 2024, Response to Inquiry Relating to Press Reports

•	Form 6-K on October 5, 2023, Material Business Matters Related to Investment Decision

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 13, 2024	By: /s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President